SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CLASSIC VACATION GROUP, INC.

(Name of Subject Company)

CLASSIC VACATION GROUP, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37937 F 106

(CUSIP Number of Class of Securities)

Debbie A. Lundquist

Executive Vice President and Chief Financial Officer
Classic Vacation Group, Inc.
One North First St., Suite 300
San Jose, California 95113
(408) 882-8455
(Name, Address and Telephone Number of
Person Authorized to Receive Notice and Communications
On Behalf of the Person Filing Statement)

COPIES TO:

J. Hovey Kemp, Esq.
James E. Showen, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-5600

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 4 (this “Amendment”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the “Statement”), initially filed by Classic Vacation Group, Inc., a New York corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 27, 2001. The Statement and this Amendment relate to the tender offer by CVG Acquisition Corporation, a Delaware corporation (the “Purchaser”), to purchase all of the outstanding shares of the Company’s common stock not held by the Purchaser or its affiliates at a purchase price of $0.15 per share, net to the seller in cash, set forth in the Purchaser’s Tender Offer Statement on Schedule TO (which includes certain of the information required to be reported under Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended), as amended on November 21, 2001, December 3, 2001 and December 27, 2001 (the “TCR/Thayer Offer”). This Amendment is being filed on behalf of the Company. Capitalized terms used and not defined herein shall have the meaning assigned to such terms in the Statement.

Item 4.     The Solicitation or Recommendation.

      Item 4 is hereby amended and supplemented to incorporate by reference the information set forth in the Second Supplement to Response to Offer to Purchase attached as Exhibit (a)(13) hereto.

Item 9.     Exhibits.

      Item 9 is hereby amended and supplemented to include the following additional exhibits:

Exhibit
No.	Description

(a)(12)	Amendment No. 3 to the Schedule TO/13E-3 of the Purchaser, including all exhibits thereto, filed with the SEC on December 27, 2001 (incorporated herein by reference thereto).
(a)(13)	Second Supplement to Response to Offer to Purchase, dated January 4, 2002 (filed herewith).*
(a)(14)	Press Release issued by the Company on January 4, 2002 (filed herewith).

* Copy mailed to each holder of Shares.

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      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

CLASSIC VACATION GROUP, INC.

By:	/s/ DEBBIE A. LUNDQUIST

Debbie A. Lundquist
Executive Vice President and
Chief Financial Officer

Dated: January 4, 2002

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